UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended December 31, 2021

The Emancipation Fund Initiative LLC

(Exact name of registrant as specified in its charter)

Commission File Number:     024-11399

Texas	85-0866286
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5330 Griggs Road #D107 Houston, TX	77021
(Address of principal executive offices)	(Zip Code)

(832) 974 – 0024
Registrant’s telephone number, including area code

Promissory Notes
(Title of each class of securities issued pursuant to Regulation A)

1

ANNUAL REPORT DATED MAY 2, 2022

THE EMANCIPATION FUND INITIATIVE LLC

5330 GRIGGS ROAD #D107

HOUSTON, TX 77021

REPLACINGTHEBANK.COM

In this Annual Report, the terms “we” or “the Company” refer to The Emancipation Fund Initiative LLC.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

Operating Results

Due to the lack of inventory and high demand in the Houston housing market, property values are increasing at an accelerated rate. As a result, the Company has decided to focus more on renting rather than selling its constructed properties. We believe that this allows the Company to benefit from property appreciation and additional cash flow generated by increased rental prices. High demand also gives the Company the ability to liquidate any properties quickly if cash is needed.

The following is a summary of the Company’s properties as of December 31, 2021:

•	Denmark Street: 5 unit multi-family renovation complete. Property was leased and collecting rent since purchased.
•	Glass Street: New construction multi-family completed and leased.
•	Weaver Rd: New construction multi-family 95% complete
•	Kittridge Street (3 properties): New construction multi-family 70% complete
•	Elgin Street: 12 unit apartment building renovation 70% complete
•	Elberta Street: Single family renovation 50% complete
2

•	Lynnfield Street: 7 tracts of vacant land in the planning/permitting stage to be developed.

During the reporting period, the Glass Street property was being leased. This property has approximately $50,000 in equity. The Denmark Street property was leased and has approximately $100,000 in equity. The Lynnfield Street land tracts have approximately $150,000 in equity. The Elgin Street property was not complete by December 31, 2021 but it had approximately $300,000 in equity. We expect that upon completion, the Elgin Street property will have $500,000 in equity. The Elberta Street property was not complete by December 31, 2021 but had approximately $30,000 in equity. The 3 Kittridge Street projects were not complete by December 31, 2021 but had about $60,000 in equity as of December 31, 2021. Upon completion, we estimate that each Kittridge Street project will have approximately $50,000 in equity.

The Company is currently holding the projects that have been completed. The Company’s cash balance was sufficient for its operations; therefore, the Managing Member concluded that it was in the Company’s best interest to retain the properties for the time being and sell or refinance them when needed to honor any redemption requests for its promissory notes (“Notes”). Based on demand levels, the Company believes that its properties could be sold within 14-45 days.

The Company paid to Rogers Construction Group $1,025,000 during 2021 for general contractor services. Rogers Construction Group is owned by our Managing Member’s husband.

During 2022 and beyond, the Company may lease properties to a company or companies owned by our Managing Member. If we lease properties to tenants related to our Managing Member, these leases will be at market rates.

Liquidity and Capital Resources

As of December 31, 2021, the Company has sold approximately $2.98 million in principal amount of Notes.

The proceeds from the sale of Notes have gone towards the acquisition, development, renovation, and operation of properties in the Houston metro area. All projects are within the expected timeframe and budgets. The Company’s leased properties earned $35,846 in rental income during 2021. The Company’s current held properties have approximately $690,000 in equity that can be accessed within 14-45 days if there is an immediate need for cash to acquire additional assets or repayment of any debts.

We are continuing to raise capital through the sale of Notes; however, we are promoting the opportunity very little as there is no immediate need for substantial amounts of additional capital for the projects that are currently in the pipeline outside of what has already been raised.

As of December 31, 2020, the Company had cash and cash equivalents of $16,877. At the end of this reporting period, the Company has $339,924 in cash reserves which is enough to continue construction of current projects without having to pause construction or planned improvements. At this time there are no deficiencies in liquidity. This amount is consistent with the Company’s cash balance at June 30, 2021.

Development Pipeline and Upcoming Projects

The Company has plans for several new projects during 2022:

•	Lynnfield Street: We plan to build 8 new multi-family units.
•	Danube Street: We have acquired this property and plan to build one single family home.
•	Bostic Street: We have acquired this property and plan to build one multi-family unit.
•	Bowen Street: We have acquired this property and plan to build three multi-family units.
•	Elgin Street: The Company is considering whether to build apartments or divide this property into a single family community with several houses.

3

During 2022 and beyond, the Company may also purchase and develop properties in markets outside the Houston area.

Trend Information

The current housing market in Houston has increased the demand for housing in our area. Inventory has remained low which has improved sales prices and home values year over year. Properties like the ones that the Company is currently constructing and have in our pipeline sold for $275,000 last year. This year that same property could sell for $320,000 based on current comparable sales. Some of our construction costs have increased but not enough to absorb the contingencies that are already in place in our budget.

Interest rates have increased during the reporting period. We expect that as interest rates continue to increase, demand for real estate will decrease. In addition, increased interest rates may affect the prices that we are able to charge for the houses that we sell.

ITEM 2. OTHER INFORMATION

Not applicable.

ITEM 3. FINANCIAL STATEMENTS

THE EMANCIPATION FUND INITIATIVE LLC

FINANCIAL STATEMENTS

December 31, 2021 and 2020

4

Independent Auditors’ Report

To the Member

The Emancipation Fund Initiative LLC

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of The Emancipation Fund Initiative LLC, which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in member’s equity, and cash flows for the year ended December 31, 2021 and the period from April 11, 2020 (inception) to December 31, 2020, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of The Emancipation Fund Initiative LLC as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and the period from April 11, 2020 (inception) to December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of The Emancipation Fund Initiative LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Related-Party Transactions

As discussed in Note 3 to the financial statements, the entity has had numerous significant transactions with businesses controlled by, and with people who are related to, the officers and directors of the entity. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about The Emancipation Fund Initiative LLC’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements

5

are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of The Emancipation Fund Initiative LLC’s internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about The Emancipation Fund Initiative LLC ’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

PWR CPA, LLP

Houston, TX

April 30, 2022

6

	December 31,
	2021	2020
Assets
Properties in operation, net	$ 784,769	$ –
Properties under development	2,105,228	–
Total real estate assets, net	2,889,997	–
Cash and cash equivalents	339,924	16,877

Total Assets	$ 3,229,921	$ 16,877

Liabilities
Accounts payable	$ 4,914	$ –
Notes payable	2,975,931	–
Accrued interest	407,269	–
Prepaid rents and deposits	15,900	–
Accrued property taxes	20,355	–
Total Liabilities	3,424,369	–

Commitments

Member’s Capital	(194,448)	16,877

Total Liabilities and Member’s Capital	$ 3,229,921	$ 16,877

7

	Year Ended December 31,	Period from April 21, 2020 (inception) to December 31,
	2021	2020

Revenues
Rental income	$ 35,846	$ –
Total revenues	35,846	–

Expenses
Property operating expenses	20,119	–
Selling, general and administrative	30,408	43,123
Interest expense	191,581	–
Depreciation	5,063	–
Total expenses	247,171	43,123

Net loss	$ (184,325)	$ (43,123)

Change in member’s capital
Member’s capital – beginning of period	$ 16,877	$ –
Contributions	–	60,000
Net loss	(211,325)	(43,123)
Member’s capital – end of period	$ (194,448)	$ 16,877

8

	Year Ended December 31, 2021	Period from April 21, 2020 (inception) to December 31, 2020
Operating Activities
Net loss	$ (211,325)	$ (43,123)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	5,063	–
Changes in operating assets and liabilities:
Accounts payable	4,914	–
Accrued interest	407,269	–
Prepaid rents and deposits	15,900	–
Accrued property taxes	20,355	–
Net cash provided by (used in) operating activities	242,176	(43,123)

Investing Activities
Real estate acquisitions	(1,650,042)	–
Capitalized interest costs	(216,354)
Development costs	(1,028,664)	–
Net cash used in investing activities	(2,895,060)	(43,123)

Financing Activities
Member contribution	–	60,000
Borrowings from notes payable	2,985,931	–
Repayments on notes payables	(10,000)	–
Net cash provided by financing activities	2,975,931	60,000

Net increase in cash and cash equivalents	323,047	16,877

Cash and cash equivalents, beginning of period	16,877	-
Cash and cash equivalents, end of period	$ 339,924	$ 16,877

Supplemental disclosures
Cash paid for interest	$ 500	$ –
Cash paid for taxes	$ –	$ –

9

NOTE 1 - ORGANIZATION

The Emancipation Fund Initiative LLC (“the Company”), a Texas Limited Liability Company, was formed on April 21, 2020 to purchase residential lots and construct residential townhomes, duplexes, and single family homes for resale and rent in Houston, Texas.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods.

Making estimates require management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate could change in the near term due to one or more future confirming events.  Accordingly, actual results may differ from these estimates.

Real Estate

Properties in operations include multi-family residential rental properties and are stated at cost, less accumulated depreciation. Properties under development and lots available for development are stated at cost. Real estate includes the costs of direct land and lot acquisition and land development. All indirect overhead costs, such as insurance costs, are charged to selling, general and administrative expense as incurred. Certain carrying costs and interest are capitalized for properties currently under active development. The Company capitalizes improvements that increase the value of properties and have useful lives greater than one year. Costs related to repairs and maintenance are charged to expense as incurred.

The Company performs an impairment test when events or circumstances indicate that an asset’s carrying amount may not be recoverable. Events or circumstances that the Company considers indicators of impairment include significant decreases in market values or rental rates, adverse changes in regulatory requirements (including environmental laws), significant budget overruns for properties under development, and current period or projected operating cash flow losses from properties held for investment. Impairment tests for properties under development involve the use of estimated future net undiscounted cash flows expected to be generated from the operation of the property and its eventual disposition. If projected undiscounted cash flow is less than the related carrying amount, then a reduction of the carrying amount of the long-lived asset to fair value is required. Generally, the Company determines fair value using valuation techniques such as discounted expected future cash flows.

Should market conditions deteriorate in the future or other events occur that indicate the carrying amount of the Company’s real estate assets may not be recoverable, the Company will reevaluate the expected cash flows from each property to determine whether any impairment exists.

10

Depreciation

Depreciation is computed on a straight-line basis over 30 years, the estimated useful lives of the buildings.

Accrued Property Taxes

The Company estimates its property taxes based on prior year property tax payments and other current events that may impact the amount. Upon receipt of the property tax bill, the Company adjusts its accrued property tax balance at year-end to the actual amount of taxes due for such year. Accrued property taxes included in accrued liabilities totaled $20,355 as of December 31, 2021, and $0 as of December 31, 2020.

Cash and Cash Equivalents

The Company considers cash, all short-term investments and all highly liquid debt instruments with an original maturity of less than three months to be cash equivalents.

Fair Value of Financial Instruments

Under FASB ASC 820, Fair Value Measurements and Disclosures, we are permitted to elect to measure financial instruments and certain other items at fair value, with the change in fair value recorded in earnings. We elected not to measure any eligible items using the fair value option. Consistent with FASB ASC 820, we implemented guidelines relating to the disclosure of our methodology for periodic measurement of our assets and liabilities recorded at fair market value.

Fair value is defined as the price that would be received to sell an asset or pair to transfer a liability in an orderly transaction between market participants at the measurement date. A three-tier fair value hierarch prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The tiers include:

•	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;
•	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
•	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one more significant inputs or significant value drivers are unobservable.

Our Level 1 assets primarily include our cash and cash equivalents. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The carrying amount of accounts payable and accrued liabilities approximates their fair value due to the immediate or short-term maturities of these financial instruments, or the consistency of the interest rates with the prevailing market rates.

Revenue Recognition

The Company recognizes its rental income on a straight-line basis based on the terms of its signed leases with tenants which are generally month to month.

11

Income Taxes

No provision for income taxes has been made in the financial statements as the Company is a “pass through” entity. The member is individually liable for tax on the Company’s income or loss. The Company prepares a calendar year informational tax return. The Company is subject to franchise tax requirements in the State of Texas.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, “Leases” which, for operating leases, requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. The ASU is effective for private companies for fiscal years beginning after December 15, 2019 and interim reporting periods beginning after December 15, 2020. However, in April 2020 the FASB voted to defer the effective date for the new lease standard for one year due to COVID-19. Therefore, the new effective date for private companies will be for fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company is evaluating the impact of the new standard adoption on the financial statements.

In June 2016, the Financial Accounting Standard Board (FASB) issued ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. The new standard replaces the incurred loss impairment methodology under the current standard with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company is required to use a forward-looking expected credit loss model for accounts receivable and other financial instruments. Credit losses relating to available-for-sale debt securities will also be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. Updates are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application of the amendments is permitted.

The Company has reviewed other recent accounting pronouncements and concluded they are either not applicable to the business or that no material effect is expected on the consolidated financial statements as result of future adoption.

NOTE 3 – RELATED PARTIES

The Company’s office space is provided by the managing member at no charge to the Company.

The Company contracts Rogers Construction Group, which is owned by the spouse of the managing member, as the sole general contractor for construction of all residential housing units. The Company does not seek other bids for general contractor services. During the year ended December 31, 2021, the Company paid Rogers Construction Group $1,025,000.

The Company sells all residential housing units selected for sale through The Rogers Group Realty, a brokerage firm owned by the managing member. The Rogers Group Realty charges a 6% commission on the sales price of each unit sold. This commission may be split with a buyer’s agent representing a buyer if the buyer has a buyer’s agent. During the year ended December 31, 2021, the Company paid The Rogers Group Realty $2,700.

The managing member is affiliated with The Emancipation Fund, LLC. During 2021 the Company purchased real estate for development totaling $711,858 from The Emancipation Fund, LLC.

12

As of December 31, 2021 and 2020, there were no amounts due to or from the affiliated entities described above.

NOTE 4 – REAL ESTATE

The Company’s balance sheet as of December 31, 2021 includes the following real estate assets:

Properties in operation
Land	$ 358,027
Buildings	431,805
Total	789,832
Accumulated depreciation	(5,063)
Properties in operation, net	784,769

Properties in development	1,599,228
Land for development	506,000
Real estate assets, net	$ 2,889,997

The Company capitalizes interest costs for loans used to develop real estate properties.

NOTE 5 – NOTES PAYABLE

During 2021 and 2020, the Company offered up to an aggregate of $36.0 million in Promissory Notes (collectively “the Notes”) to raise funds for its operations. The offering is limited to certain individuals, Keogh plans, IRAs and other qualified investors who meet certain minimum standards of income and/or net worth. The Notes may be in any denomination provided that the principal amount is at least $5,000.

Each Note carries a term of one year from the date of purchase and an initial interest rate of 20% per year. Upon maturity date, the principal amount and accrued interest of each note will automatically renew for an additional term of one year with the interest rate that the Company specifies, unless an investor timely requests payment of the principal amount and accrued interest of his note. The Notes are not secured by collateral.

Notes payable as of December 31, 2021 and 2020 were $2,975,931 and $0, respectively. Accrued interest was $407,269 and $0 at December 31, 2021 and 2020, respectively. The Company capitalized a portion of its interest costs during the development period of real estate properties for which the respective loans are used. During 2021 and 2020, the Company capitalized $216,354 and $0 of interest costs.

Interest paid on debt totaled $500 during the year ended December 31, 2021.

The Notes mature on various dates through December 2022.

NOTE 6 – MEMBER’S CAPITAL

The rights and obligations of the member, as well as all other significant ownership and governance matters, are set forth in the Company Agreement of The Emancipation Fund Initiative LLC.

NOTE 7 - SUBSEQUENT EVENTS

13

Management has evaluated subsequent events through April 30, 2022, the date at which the financial statements were available to be issued, in the preparation of these financial statements and footnotes.

From January 1, 2022 through April 30, 2022 the Company purchased two properties for a total of $311,297.

From January 1, 2022 through April 30, 2022, the Company issued $497,000 of the 20% Notes.

On February 25, 2022, the Company obtained a $500,000 revolving real estate lien note with a bank. The revolving note bears interest at 4.75%, is due on demand or February 25, 2024, and is secured by properties in operation. As of April 30, 2022, the Company had drawn $300,000 on the note.

INDEX TO EXHIBITS

2.1	Certificate of Formation (1)

2.3	Limited Liability Company Agreement (1)

4.1	Subscription Agreement and Investor Questionnaire (1)

4.2	Form of Promissory Note (1)

(1) Filed as an exhibit to the Company’s Offering Statement on Form 1-A (Commission File No. 024-11399) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE EMANCIPATION FUND INITIATIVE LLC

By:	/s/ Brittney Rogers
Brittney Rogers Managing Member
Date: May 2, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Brittney Rogers
Brittney Rogers
Managing Member
Date: May 2, 2022

14